Exhibit 99.1

CAUTIONARY STATEMENT FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        From time to time, in both written reports and in oral statements by our senior management, expectations and other statements are expressed regarding our future performance. These forward-looking statements are inherently uncertain and investors must recognize that events could turn out to be different than such expectations and statements. Key factors impacting our current and future performance are discussed in our Annual Report on Form 10-K with which this
Exhibit is filed and other filings with the Securities and Exchange Commission (the "Commission"). In addition to such information in our Annual Report on Form 10-K and our other filings with the Commission, investors should consider the following risk factors in evaluating us and our business, as well as in reviewing forward-looking statements contained in our periodic reports filed with the Commission and in oral statements made by our senior management. Our actual results could differ materially from such forward-looking statements due to material risks, uncertainties and contingencies, including, without limitation, those set forth below.

Stringent Government Regulation

        Our products are subject to extensive regulation by the Food and Drug Administration (the "FDA") and, in some jurisdictions, by state, local and foreign governmental authorities. In particular, we must obtain specific clearance or approval from the FDA before we can market new products or certain modified products in the United States. With the exception of one product, we have, to date, obtained FDA marketing clearance for our products only through the 510(k) premarket notification process. Certain of our products under development and future applications, however, will require approval through the more vigorous Premarket Approval application ("PMA") process. The process of obtaining such clearances or approvals can be time consuming and expensive. We cannot assure you that the FDA will grant all clearances or approvals sought by us or that FDA review will not involve delays adversely affecting the marketing and sale of our products. We are also required to adhere to applicable regulations setting forth current Good Manufacturing Practices ("GMP") which require that we manufacture our products and maintain our records in a prescribed manner with respect to manufacturing, testing and control activities. In addition, we are required to comply with FDA requirements for labeling and promotion of our products. Failure to comply with applicable federal, state, local or foreign laws or regulations could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, and civil and criminal penalties, any one or more of which could have a material adverse effect on our business, financial condition and results of operations. Many of the foreign countries where we conduct business have adopted medical device laws and regulations with similar substantive and enforcement provisions. Federal, state, local and foreign laws and regulations regarding the development, manufacture and sale of medical devices are subject to future changes. We cannot assure you that such changes will not have a material adverse effect on our business, financial condition and results of operations.

Significant Competition and Continual Technological Change

      The markets for medical devices are highly competitive. We currently compete with many companies in the development and marketing of catheters and related medical devices. Some of our competitors have access to greater financial and other resources than us.


                                      (70)

      Furthermore, the markets for medical devices are characterized by rapid product development and technological change. Technological advances by one or more of our current or future competitors could render our present or future products obsolete or uneconomical. Our future success will depend upon our ability to develop new products and technology to remain competitive with other developers of catheters and related medical devices. Our business strategy emphasizes the continued development and commercialization of new products and the enhancement of existing products for the critical care and interventional procedure markets. We cannot assure you that we will be able to continue to successfully develop new products and to enhance existing products, to manufacture these products in a commercially viable manner, to obtain required regulatory approvals or to gain satisfactory market acceptance for our products.

Cost Pressures on Medical Technology and Proposed Health Care Reform

      Our products are purchased principally by hospitals, hospital networks and hospital buying groups. Although our products are used primarily for non-optional medical procedures, we believe that the overall escalating cost of medical products and services has led and will continue to lead to increased pressures upon the health care industry to reduce the cost or usage of certain products and services. In the United States, these cost pressures are leading to increased emphasis on the price and cost-effectiveness of any treatment regimen and medical device. In addition, third party payors, such as governmental programs, private insurance plans and managed care plans, which are billed by hospitals for such health care services, are increasingly negotiating the prices charged for medical products and services and may deny reimbursement if they determine that a device was not used in accordance with cost-effective treatment methods as determined by the payor, was experimental, unnecessary or used for an unapproved indication. In international markets, reimbursement systems vary significantly by country. Many international markets have government managed health care systems that control reimbursement for certain medical devices and procedures and, in most such markets, there also are private insurance systems which impose similar cost restraints. We cannot assure you that hospital purchasing decisions or government or private third party reimbursement policies in the United States or in international markets will not adversely affect the profitability of our products.

      In recent years, several comprehensive health care reform proposals have been introduced in the U.S. Congress. While none of these proposals have to date been adopted, the intent of these proposals was, generally, to expand health care coverage for the uninsured and reduce the rate of growth of total health care expenditures. In addition, certain states have made significant changes to their Medicaid programs and have adopted various measures to expand coverage and limit costs. Implementation of government health care reform and other efforts to control costs may limit the price of, or the level at which reimbursement is provided for, our products. Several foreign countries have recently considered, and in some countries adopted, similar reforms to limit the growth of health care costs, including price regulation. We anticipate that Congress, state legislatures, foreign governments and the private sector will continue to review and assess alternative health care delivery and payment systems. We cannot predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what impact the adoption of any federal, state or foreign health care reform, private sector reform or market forces may have on our business. We cannot assure you that any such reforms will not have a material adverse effect on the medical device industry in general, or on our business, in particular.


                                      (71)

Dependence on Patents and Proprietary Rights

      We own numerous U.S. and foreign patents and have several U.S. and foreign patent applications pending. We also have exclusive license rights to certain patents held by third parties. These patents relate to aspects of the technology used in certain of our products. From time to time, we are subject to legal actions involving patent and other intellectual property claims. Successful litigation against us regarding our patents or infringement of the patent rights of others could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure that pending patent applications will result in issued patents or that patents issued to or licensed-in by us will not be challenged or circumvented by competitors or found to be valid or sufficiently broad to protect our technology or to provide it with any competitive advantage. We also rely on trade secrets and proprietary technology that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets.

      There has been substantial litigation regarding patent and other intellectual property rights in the medical devices industry. Historically, litigation has been necessary to enforce certain patent and trademark rights held by us. Future litigation may be necessary to enforce patent and other intellectual property rights belonging to us, to protect our trade secrets or other know-how owned by us, or to defend ourself against claimed infringement of the rights of others and to determine the scope and validity of our and others' proprietary rights. Any such litigation could result in substantial cost to and diversion of effort by us. Adverse determinations in any such litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing, selling or using certain of our products, any one or more of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Associated with International Operations

      We generate significant sales outside the United States and are subject to risks generally associated with international operations, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, any one or more of which could materially adversely impact the success of our international operations. As our revenues from international operations increase, an increasing portion of our revenues and expenses will be denominated in currencies other than U.S. dollars and, consequently, changes in exchange rates could have a greater effect on our future operations. We cannot assure you that such factors will not have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that laws or administrative practices relating to regulation of medical devices, taxation, foreign exchange or other matters of countries within which we operate will not change. Any such change could also have a material adverse effect on our business, financial condition and results of operations.


                                      (72)

Potential Product Liability

      Our business exposes us to potential product liability risks which are inherent in the testing and marketing of catheters and related medical devices. Our products are often used in intensive care settings with seriously ill patients. In addition, many of the medical devices manufactured and sold by us are designed to be implanted in the human body for long periods of time and component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks with respect to these or other products manufactured or sold by us could result in an unsafe condition or injury to, or death of, the patient. The occurrence of such a problem could result in product liability claims and/or a recall of, or safety alert relating to, one or more of our products. We cannot assure you that the product liability insurance maintained by us will be available or sufficient to satisfy all claims made against us or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business or reputation or on our ability to attract and retain customers for our products.

Risks Associated with Derivative Financial Instruments

      As a partial hedge against adverse fluctuations in exchange rates, we periodically enter into foreign currency exchange contracts with certain major financial institutions. By their nature, all such contracts involve risk, including the risk of nonperformance by counterparties. Accordingly, losses relating to these contracts could have a material adverse effect upon our business, financial condition and results of operations. Our policy prohibits the use of derivative instruments for speculative purposes.

Dependence on Key Management

      Our success depends upon the continued contributions of key members of our senior management team, certain of who have been with us since our inception in 1975. Accordingly, loss of the services of one or more of these key members of management could have a material adverse effect on our business. None of these individuals has an employment agreement with us.

Risks Associated with Year 2000

The Company has actively addressed the Year 2000 problem as it relates to its business operations and regulation by the FDA. This disclosure describes the Company's progress toward its objective of ensuring that the Company's business systems will operate satisfactorily on or after January 1, 2000.

The Company's Central Venous Catheters, other catheter products, cardiac output computers and implantable pumps are unaffected by the Year 2000 problem. Early in 1998, the Company responded to the FDA concerning the effect of the Year 2000 problem on its intra-aortic balloon pumps. The software in the more recent models of the pumps has taken the change of century issues into account. The operating range for the clock calendar in these pumps spans a 100-year period from the years 1988 through 2087. The clock calendar on certain older models advances as high as 1999. However, none of the pumps depend on the year information for any calculations or in communicating with other electronic devices, and all of these pumps will function as intended or expected, regardless of the date. Specific pump model numbers that have or do not have the updated clock calendars are listed on the Company's web site. The left ventricular assist system and hemodynamic monitor, the Hemosonic 100, were designed to be Year 2000 compliant.


                                      (73)

The Company's major Year 2000 concerns relate to business systems that support the continuity of its business operations and the delivery of products and support services to its customers.

For the Company's business applications relating to sales order processing, billing, disbursements, payroll, marketing, manufacturing management, and general ledger, the necessary software code modifications have been completed in the development version of the applications. Modified versions were tested by advancing dates beyond December 31, 1999. The Year 2000 validated software was moved to the production machines. The cost of the Company's software upgrades was approximately $0.04 million for all U.S. systems and $0.254 million for all foreign systems. Internal resources devoted to these efforts were 650 man-days. In the event that the U.S. production systems malfunction due to the change to the Year 2000, the software and data will be moved back to the machines on which the validation was done so that business processes can continue.

The Company's engineering documentation systems which are critical systems for engineering and manufacturing were tested and are believed to be Year 2000 compliant. Internal resources devoted to upgrading these systems were in excess of 550 man-days. The cost of hardware and software was $0.122 million.

The Company's PC systems were upgraded in fiscal 1998 at a cost of $0.7 million. The Company spent $0.5 million in fiscal 1999 to upgrade servers and replace the e-mail system. Network servers and telecommunication systems are believed to be Year 2000 compliant. The cost to upgrade data networks was $0.01 million. Replacements or upgrades to voice-mail systems was $0.09 million.

The Company's computer controlled equipment includes programmable controllers on production equipment and systems for time and attendance recording, building management, life safety, security, elevators, air compressors and high purity water. For equipment or systems controlled by computer chips or programs, the Company has determined that these systems or equipment are Year 2000 compliant. Final testing has begun in all of the Company's manufacturing locations.

The status of Year 2000 compliance by key suppliers of products and services to the Company was determined by using a compliance survey. Critical suppliers have plans underway to assure their readiness for the Year 2000.

The Company has increased production by 10% to help ensure that sufficient inventories are available for the Year 2000. In addition, the Company has adopted a policy to discourage excessive stockpiling of Company products by customers. Finally, the Company's unused credit facilities will provide additional borrowing capacity which could be utilized to support the Company's cash flow requirements in the event that health care providers are unable to pay amounts owed to the Company on a timely basis due to system malfunctions related to the Year 2000 change.

The Company believes that any significant adverse Year 2000 effects will arise from circumstances beyond its control. In addition, the Company believes that its United States' operations can compensate for any short-term, isolated Year 2000 failures that may affect the Company's non-U.S. operations. While the Company believes that it is adequately addressing the Year 2000 problem, there can be no assurance that the costs and liabilities of the Year 2000 problem will not materially adversely affect its business, financial condition and results of operations.


                                      (74)